Exhibit 3.10

[SEAL]	ROSS MILLER	Filed in the office of
	Secretary of State		Document Number
	204 North Carson Street, Suite 1	Ross Miller	200704967890-72
	Carson City, Nevada 89701-4299	Secretary of State	Filing Date and Time
	(775) 884-6708	State of Nevada	07/20/2007 12:10 PM
	website: secretaryofstate.biz		Entity Number
C-801-1989

Certificate of Amendment

(Pursuant to NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporation

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.

Name of corporation:  XStream Beverage Network, Inc.

2.

The articles have been amended as follows (provide article numbers, if available):

1.  ARTICLE IV - The number of authorized shares of capital stock of the Corporation is 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share

This Certificate of Amendment shall not amend, alter or otherwise change any of the designations, rights and preferences of the Series A Convertible Preferred Stock as set forth in the Certificate of Designations, Rights and Preferences filed by the Corporation with the Secretary of State of Nevada on September 13, 2002, the Series B Convertible Preferred Stock as set forth in the Certificate of Designations, Rights and Preferences filed by the Corporation with the Secretary of State of Nevada on July 30, 2004 or the Series D Convertible Preferred Stock as set forth in the Certificate of Designations, Rights and Preferences filed by the Corporation with the Secretary of State of Nevada on December 7, 2006.

CONTINUED ON ATTACHMENT "A."

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:  A MAJORITY.

7.

Effective date of filing (optional): 08/067/07

8.

Officer Signature:  /s/ Ronald Ratner, President

*If any proposed amendment would alter or change any preference or relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required of the holder of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT:  Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by the appropriate fees.

Nevada Secretary of State AM 78.385 Amend

2003

Revised on: 11/03/2003

XSTREAM BEVERAGE NETWORK, INC.

ATTACHMENT "A"

Paragraph 2 continued.

The current number of issued and outstanding shares of common stock is 78,167,341 shares.  At the close of business on August 3, 2007 (the "Effective Date"), the Corporation shall effective a one (1) for 400 (1:400) reverse stock split of its outstanding common stock.  As a result of the change four hundred (400) shares of common stock prior to the reverse stock split will be exchanged for one (1) share of common stock after the reverse stock split, decreasing the number of outstanding shares to approximately 195,418 shares of common stock subject to rounding.  No cash or fractional shares of common stock will be issued as a result of the reverse stock split; all fractional shares will be rounded up to the nearest whole share.

The number of authorized shares of the Corporation's common stock is being amended as hereinabove set forth, and the reverse stock split will not otherwise effect the number of authorized shares of common stock as hereby amended.  The reverse stock split will not effect the par value of the Corporation's common stock nor any series of its preferred stock.